
05002748

VERING THE B

MARINEMAX

2004 ANNUAL REPORT

COMPANY PROFILE

MarineMax is the world's largest and most successful boat retailer with 67 locations in 16 states. MarineMax offers only premium brands that are superior in quality, styling and handling, and that are supported by the world's best manufacturers. MarineMax complements its industry-leading brands with exclusive value-added services such as all-inclusive value pricing, dedicated delivery captains, classroom and in-water customer training, professionally organized Getaways cruises, and unparalleled service after the sale. MarineMax focuses on the customer and the philosophy of Delivering the Boating Dream, which is the driving force behind MarineMax. Whether our customers want to spend time cruising, fishing, skiing, or simply relaxing, MarineMax helps them get away from the stresses of everyday life and makes boating a fun and easy activity for the whole family. It's our ability to deliver a premier boating experience that keeps propelling MarineMax's industry-leading performance year after year.



Sixty-seven locations in the following states:

Alabama	*Colorado*	*Georgia*	*New Jersey*	*South Carolina*
Arizona	*Delaware*	*Maryland*	*North Carolina*	*Texas*
California	*Florida*	*Minnesota*	*Ohio*	*Utah*
		Nevada		

MarineMax, Inc. and Subsidiaries

FINANCIAL HIGHLIGHTS

(Amounts in thousands except per share data)



	Fiscal Year Ended September 30,				
	2000	2001	2002	2003	2004
Revenue	$550,654	$504,071	$540,716	$607,501	**$762,009**
Gross profit	131,574	120,087	124,579	147,772	**188,393**
Income from operations	39,054	27,353	29,012	34,473	**48,923**
Income before tax provision	34,927	24,957	27,748	32,002	**42,424**
Net income per share—diluted	$ 1.41	$ 1.01	$ 1.10	$ 1.26	**$ 1.58**




Revenue
(in millions)
$551
$504
$541
$608
$762
Gross Profit
(in millions)
$132
$120
$125
$148
$188
Income from Operations
(in millions)
$39
$27
$29
$34
$49

CREATING



Dear Fellow Stockholders and MarineMax Team Members:

I am very pleased that the MarineMax Team not only delivered a superior boating experience to our customers this year, but also produced record financial results for our stockholders. We achieved both goals by focusing on selling and delivering the boating dream. For MarineMax team members and our customers, boating is a passion and a lifestyle. It provides a way to relieve stress and bring families closer together. As our lives become more hectic and families are pulled in different directions, people seek the benefits only boating can offer. By focusing on boating as a lifestyle, MarineMax offers more than our competition. We offer an experience. We don't "sell" customers—we encourage individuals and families who are new to boating, and we offer experienced boaters compelling reasons to expand their involvement in the lifestyle. With the best team members, the best brands, the best sales and delivery capabilities and the best ownership experience, MarineMax delivers this lifestyle in a manner unparalleled in our industry. Whatever the customer is looking for, from a first boat, to a luxury mega yacht or simply accessories to enhance a day out on the water, MarineMax is the place to go. Our results for 2004 validate that our strategies are sound. As we enter 2005, I am confident that we will continue our growth and success by "Delivering the Boating Dream."

Overview

Global events, a hotly contested presidential election, and four hurricanes hitting many of our markets, including Florida, combined to create economic and business uncertainty in 2004. Uncertainty can be somewhat detrimental to recreational businesses that depend on discretionary dollars. By focusing on boating as a lifestyle and exceeding our customers' expectations, the MarineMax Team was able to not only overcome these potential obstacles, but deliver 21% same-store sales growth. This type of same-store sales growth not only places us at the top of boating retailers, but in the top tier of all retailers. Moreover, the fact that we were able to deliver positive same-store sales growth in the month of September, while the force of four hurricanes wrought havoc in our single largest market, Florida, is testament to the strength of our strategies, brands, and Team.

Our people are our most important investment. The Topgrading approach is used in our hiring and the development of our Team. We are constantly seeking the best people to join our Team and lead our


$762
Million


We Currently Have
67
Retail Locations





growth. Ours is a relationship business and attracting, keeping, and developing our team members are our top priorities. Our growth this year was made possible by the best Team in the industry working together.

MarineMax partners with the best manufacturers in our industry. With the strongest brand names in boating, such as Sea Ray, Boston Whaler, Meridian, Mercury, Hatteras, Ferretti, Riva, Pershing, Apreamare, Mochi Craft, CRN, Custom Line, Bertram and Grady White, we are well positioned to offer our customers boats for cruising, fishing, skiing or whatever their lifestyle demands. But more important than the brand names, these manufacturers stand behind their product second to none. The support we get from our partners is outstanding, and it allows us to more easily "Deliver the Boating Dream" by reducing the hassles of boating.

We continue to invest in new ways to serve our customers. In Dallas, we opened a state-of-the-art boating facility on I-35, conveniently located for new boaters and existing customers alike. In San Diego, we were underrepresented in the sport boat segment, so in August, we opened a new facility at the intersection of I-8 and I-5 to improve our ability to sell and service sport boats to this growing market.

As the only consolidator in our industry, we are constantly looking for acquisitions that make financial and strategic sense. In October, we acquired E Marine, a Ft. Lauderdale-based sales organization that specialized in the Ferretti Group of products. With MarineMax becoming the North American dealer for these incredible products, we saw an opportunity to add talent to help us grow and understand the brands. The acquisition of Imperial Marine and Gunpowder Marine in the Baltimore area strengthened our presence in Chesapeake Bay—one of the most important and most beautiful boating regions in the United States. Imperial Marine's highway location and Gunpowder Marine's large marina also strengthen our ability to service boaters traveling between our other boating markets or what we call the MarineMax Connection. We also acquired the rights to sell Sea Ray boats under 36 feet in Jacksonville, Florida. While we have been selling larger Sea Ray boats for a number of years, this acquisition gives us the ability to capitalize on sport boat and cruiser sales to this important market.

Financial Discussion

As I stated at the beginning of this letter, I am very proud that we were able to produce the best financial results in the history of MarineMax. Our revenue climbed over 25% to $762 million driven by very

RELATIONSHIPS




DELIVERING

strong same-store sales growth of 21%. More importantly, our net income grew 34% versus 2003 resulting in fully diluted earnings per share (EPS) of $1.58. Our previous best year was fiscal 2000 when we delivered EPS of $1.41.

Our growth in earnings came from expanding gross margins and improved leverage of our selling, general, and administrative expenses. Our gross margins improved due to our unrelenting focus to increase our higher margin businesses, such as parts and accessories, service, brokerage, and finance and insurance, plus modest boat margin increases. The expense leverage was primarily attributable to the strong 21% same-store sales increase.

While we are obviously proud of our growth in earnings, I am equally proud of the strength we have built and continue to add to our balance sheet. At year end we had almost $200 million in equity. Our balance sheet liquidity is the strongest it has been with substantial cash availability. Our inventory positions us well for the growth we expect. We don't take our balance sheet for granted—rather we focus on protecting its strength, which ultimately affords us the flexibility to expand as opportunities arise.

Looking Ahead

Our financial results in 2004 were generated because we have the right team members pursuing the right strategies. We will remain focused on our core strategies in 2005. We will continue to invest in our Team. Investing in training and bolstering the MarineMax Team ensures that we have a team that is unparalleled in the industry to support our future growth.

We will continually search for new areas where we can expand our product lines and service capabilities to offer our customers all that they need. We believe our product additions in 2004 and existing core brands provide fuel for continued same-store sales growth and market share gains in 2005. We are entering our second year as the exclusive North American distributor for the Ferretti Group of luxury Italian yachts. Each Ferretti brand serves a different segment and target customer, but all set the standard for style, quality, and performance. The Ferretti Group brands were underrepresented in the United States market, and we feel that the potential growth as these brands become known by American consumers is substantial. Princecraft, a premium brand of aluminum pontoon and fishing boats, manufactured by Brunswick Corporartion, was added late in fiscal 2004 to our product offerings.


34%


21%
Same-Store
Sales Growth

Both Princecraft and the Ferretti Group brands will help improve same-store sales growth since they complement rather than cannibalize our existing premium brands.

Service, parts and accessories, finance and insurance, and brokerage services offer boaters what they want and need to fuel their lifestyle and provide dual benefits for us. First, these services give reasons for our customers to visit our showrooms more often, and second they generate higher margins than new boat sales. Expansion of these services is a key component of our growth strategy, and you will see further growth in the years to come.

We will continue to pursue acquisitions when they make sense strategically and culturally and can be purchased at the right price. As the only consolidator in the industry, we are in a unique position to take advantage of these opportunities although the timing of these opportunities is unpredictable.

We will continue to maximize and maintain a strong balance sheet. Though we are self-funding, our cash flow is accelerating, enabling us to further improve upon an already strong balance sheet.

Finally, we will continue to invest to build our business and our brand. Our brand is the experience that our customers receive when they purchase a boat or accessories, learn how to use the boats, see us for service, or attend our Getaways trips. The relationship between our team members and our customers is critical to enhancing our brand image as we are in the relationship business.

The economic indicators are trending positive for our industry. Florida is rebuilding its marine infrastructure, and this should fuel replacement boat sales. The MarineMax Team has successfully learned to overcome any obstacle thrown at us as evidenced by our success over the past three years. These experiences have prepared us to succeed in capitalizing on every opportunity.

To our stockholders, customers, business partners and team members, I thank you for your continued support and the trust you have placed in our relationship. Our future is very bright indeed because our Team is having fun.

Sincerely,

William H. McGill, Jr.
Chairman of the Board, Chief Executive Officer and President
(upper left with Taylor, one of 7 grandchildren)

SELECTED FINANCIAL DATA

The following table contains certain financial and operating data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this report. The balance sheet data as of September 30, 2004, 2003, and 2002 and the statement of operations data for the fiscal years ended September 30, 2004, 2003, and 2002 were derived from the consolidated financial statements and notes thereto that have been audited by Ernst & Young LLP, independent registered certified public accounting firm. The balance sheet data as of September 30, 2001 and 2000 and the statements of operations data for the fiscal years ended September 30, 2001 and 2000 were derived from the consolidated financial statements and notes thereto that were audited by Arthur Andersen LLP, independent certified public accountants. The financial data shown below should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal Year Ended September 30,				
(Amounts in thousands except share and per share data)	2004	2003	2002	2001	2000
STATEMENT OF OPERATIONS DATA:					
Revenue	$762,009	$607,501	$540,716	$504,071	$550,654
Cost of sales	573,616	459,729	416,137	383,984	419,080
Gross profit	188,393	147,772	124,579	120,087	131,574
Selling, general, and administrative expenses	139,470	113,299	95,567	92,734	92,520
Income from operations	48,923	34,473	29,012	27,353	39,054
Interest expense, net	6,499	2,471	1,264	2,396	4,127
Income before tax provision	42,424	32,002	27,748	24,957	34,927
Tax provision	16,126	12,321	10,683	9,608	13,534
Net income	$ 26,298	$ 19,681	$ 17,065	$ 15,349	$ 21,393
Net income per share:					
Diluted	$ 1.58	$ 1.26	$ 1.10	$ 1.01	$ 1.41
Weighted average number of shares:					
Diluted	16,666,107	15,671,470	15,540,973	15,238,719	15,204,182
OTHER DATA:					
Number of retail locations[1]	67	65	59	53	52
Sales per store[2][4]	$ 12,831	$ 11,900	$ 12,273	$ 12,382	$ 14,056
Same-store sales growth[3][4]	21%	6%	3%	(9)%	20%

	September 30,				
	2004	2003	2002	2001	2000
BALANCE SHEET DATA:					
Working capital	$ 88,013	$ 67,003	$ 55,426	$ 47,447	$ 40,853
Total assets	474,359	329,155	301,146	264,490	231,330
Long-term debt (including current portion)[5]	26,237	22,343	21,765	8,640	6,280
Total stockholders' equity	196,821	166,056	145,190	127,693	112,340

(1) Includes only those retail locations open at period end.
(2) Includes only those stores open for the entire preceding 12-month period.
(3) New and acquired stores are included in the comparable base at the end of the store's thirteenth month of operations.
(4) A store is one or more retail locations that are adjacent or operate as one entity.
(5) Amount excludes our short-term borrowings for working capital and inventory financing.

We are the largest recreational boat retailer in the United States with fiscal 2004 revenue exceeding $762 million. Through our current 67 retail locations in 16 states, we sell new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. We also arrange related boat financing, insurance, and extended warranty contracts; provide boat repair and maintenance services; offer yacht and boat brokerage services, and where available, offer slip and storage accommodations.

MarineMax was incorporated in January 1998. We have significantly expanded our operations through the acquisition of 18 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility since our formation. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

During the fiscal year ended September 30, 2004, we completed the acquisition of three recreational boat dealers. During June 2004, we acquired substantially all of the assets, including real estate, and assumed certain liabilities of Imperial Marine (Imperial), a privately held boat dealership with locations in Baltimore and the northern Chesapeake area of Maryland, for approximately $9.3 million in cash, including acquisition costs. Imperial operates a highway location and a marina on the Gunpowder River. Imperial generated approximately $12.0 million of revenue in its last completed fiscal year prior to the acquisition. The acquisition expands our ability to serve consumers in the Mid-Atlantic United States boating community. Additionally, the acquisition allows us to capitalize on Imperial's market position and leverage our inventory management and inventory financing resources over the acquired locations. The acquisition resulted in the recognition of approximately $1.1 million in tax deductible goodwill, including acquisition costs, and approximately $580,000 in tax deductible indefinite-lived intangible assets (dealer agreements). Imperial has been included in our consolidated financial statements since the date of acquisition.

During June 2004, we purchased inventory and certain equipment and assumed certain liabilities from the previous Jacksonville, Florida-based Sea Ray dealer (Jacksonville) for the sport boat and sport cruiser product lines for approximately $900,000 in cash, including acquisition costs. The purchase enhanced our ability to serve customers in the northeast Florida boating community by adding the sport boat and sport cruiser product lines to our existing Sea Ray product offerings. The acquisition resulted in the recognition of approximately $240,000 in tax deductible goodwill, including acquisition costs, and approximately $450,000 in tax deductible indefinite-lived intangible assets (dealer agreements). Jacksonville has been included in our consolidated financial statements since the date of acquisition.

During October 2003, we acquired substantially all of the assets and assumed certain liabilities of Emarine International, Inc. and Steven Myers, Inc. (Emarine), a privately held boat dealership located in Fort Lauderdale, Florida, for approximately $305,000 in cash. The acquisition resulted in the recognition of approximately $300,000 in tax deductible goodwill, including acquisition costs. The acquisition provides us with an established retail location to sell the newly offered Ferretti Group products in the southeast Florida boating community. The asset purchase agreement contains an earn out provision, which may impact the final purchase price annually, based on the future profits of the location through September 2005, assuming certain conditions and provisions are met. Based on these conditions and provisions, there was no earn out for fiscal 2004. In August 2004, the earn out provisions were modified, withdrawing the requirements for any future earn out payments. Emarine has been included in our consolidated financial statements since the date of acquisition.

During the fiscal year ended September 30, 2003, we completed the acquisition of two recreational boat dealers. During September 2003, we acquired substantially all of the assets and assumed certain liabilities of Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc., a privately held boat dealership with locations in Ft. Walton Beach and Pensacola, Florida and Gulf Shores, Alabama, for approximately $2.3 million in cash, including acquisition costs. The acquisition resulted in the recognition of approximately $600,000 in tax deductible goodwill, including acquisition costs, and approximately $300,000 in tax deductible indefinite-lived intangible assets (dealer agreements). The acquisition expands our ability to serve consumers in the Alabama and Florida panhandle boating communities. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. Killinger Marine has been included in our consolidated financial statements since the date of acquisition.

During June 2003, we acquired substantially all of the assets and assumed certain liabilities of Sundance Marine, Inc., a privately held boat dealership with locations in Denver and Grand Junction, Colorado, for approximately $3.3 million in cash, including acquisition costs. The acquisition resulted in the recognition of approximately $1.7 million in tax deductible goodwill, including acquisition costs, and approximately $900,000 in tax deductible indefinite-lived intangible assets (dealer agreements). The acquisition expands our ability to serve consumers in the western United States boating community. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. The asset purchase agreement contains an earn out provision, which will impact the final purchase price annually, based on the future profits of the region through September 2008, assuming certain conditions and provisions are met. Based on these conditions and provisions, the fiscal 2004 earn out was approximately $2,500. Sundance Marine has been included in our consolidated financial statements since the date of the acquisition.

During the fiscal year ended September 30, 2002, we completed the acquisition of two recreational boat dealers. During July 2002, we purchased inventory and certain equipment from the previous San Diego-based Sea Ray dealer (San Diego) for approximately $100,000 in cash, including acquisition costs, and assumed certain liabilities. The acquisition resulted in the recognition of approximately $100,000 in tax deductible goodwill, including acquisition costs. This purchase enhanced our ability to serve consumers in the western United States. San Diego has been included in our consolidated financial statements since the date of acquisition.

During April 2002, we acquired the net assets of Gulfwind Marine Partners, Inc. and Affiliates (Gulfwind), including related property and buildings, for approximately $16.0 million in cash, including acquisition costs, and assumed certain liabilities. Gulfwind operates sales and service facilities located in Sarasota, Venice, and Cape Haze, Florida. Gulfwind generated approximately $60.0 million of revenue in its last completed fiscal year prior to the acquisition. The acquisition expanded our ability to serve consumers in the west Florida boating community. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. The acquisition resulted in the recognition of approximately $6.2 million in tax deductible goodwill, including acquisition costs, and approximately $3.3 million in tax deductible indefinite-lived intangible assets (dealer agreements). Gulfwind has been included in our consolidated financial statements since the date of the acquisition.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales, and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize revenue from slip and storage services on a straight-line basis over the term of the slip or storage agreement. Commissions earned by us for placing notes with financial institutions in connection with customer boat financing are recognized when the related boat sales are recognized. Marketing fees earned on credit life, accident and disability, and hull insurance products sold by third-party insurance companies are recognized at the later of customer acceptance of the insurance product as evidenced by contract execution, or when the related boat sale is recognized. Commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies are recognized at the later of customer acceptance of the service contract terms, as evidenced by contract execution, or when the related boat sale is recognized.

Certain finance and extended warranty commissions and marketing fees on insurance products may be charged back if a customer terminates or defaults on the underlying contract within a specified period of time. Based upon our experience of terminations and defaults, we maintain a chargeback allowance that was not material to our financial statements taken as a whole as of September 30, 2004 or 2003. Should results differ materially from our historical experiences, we would need to modify our estimate of future chargebacks, which could have a material adverse effect on our operating margins.

Vendor Consideration Received

In November 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16). EITF 02-16 establishes the accounting standards for the recognition and measurement of cash consideration paid by a vendor to a reseller. EITF 02-16 is effective for interim period financial statements beginning after December 15, 2002, with early adoption permitted.

In March 2003, the EITF revised certain provisions of its previously reached conclusions on EITF 02-16 and provided additional transitional guidance. EITF 02-16 does not provide for restatement or reclassification of prior year amounts; rather, it requires prospective application for new agreements or modifications of existing agreements entered into subsequent to December 31, 2002. We determined that EITF 02-16 impacted our accounting for certain consideration received from vendors beginning July 1, 2003 with the renewal of and amendments to our dealer agreements with the manufacturers of our products. EITF 02-16 most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Also, based on the requirements of our co-op assistance programs from our manufacturers, EITF 02-16 permits the netting of the assistance against related advertising expenses. We adopted EITF 02-16 prospectively for fiscal 2003 during the quarter ended December 31, 2002. Had we been required to adopt EITF 02-16 at the beginning of fiscal 2002, the amount of interest assistance that was originally recorded as a reduction of interest expense that would now be accounted for as a reduction of cost of sales within each year was approximately $2.9 million and $4.0 million in fiscal 2003 and 2002, respectively.

Inventories

New and used boat inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market. If the carrying amount of our inventory exceeds its fair value, we reduce the carrying amount to reflect fair value. We utilize our historical experience and current sales trends as the basis for our lower of cost or market analysis. If events occur and market conditions change, causing the fair value of our inventory to fall below carrying value, further reductions may be required.

Valuation of Goodwill and Other Intangible Assets

Goodwill and identifiable intangible assets are accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires business combinations to be accounted for using the purchase method of accounting and identifiable intangible assets acquired in a business combination to be recognized as assets and report separately from goodwill. We have determined that our most significant acquired identifiable intangible assets are the dealer agreements, which are indefinite-lived intangible assets. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. SFAS 142 was effective for fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. We elected to early-adopt SFAS 142 as of the beginning of fiscal 2002.

SFAS 142 required the completion of a transitional impairment test within six months from the date of the initial adoption. We completed the transitional impairment test, which resulted in no impairment of goodwill or identifiable intangible assets as of the date of adoption. SFAS 142 also requires that we assess the impairment of identifiable intangible assets and goodwill at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed the annual impairment test during the fourth quarter of fiscal 2004, based on financial information as of the third quarter of fiscal 2004, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in the application of SFAS 142. We will continue to test goodwill and identifiable intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Prior to the adoption of SFAS 142, all purchase price in excess of the net tangible assets was recorded as goodwill and no identifiable intangible assets were recognized. Identifiable intangible assets and net goodwill amounted to $5.5 million and $50.3 million, respectively, as of September 30, 2004.

The most significant estimates used in our goodwill valuation model include estimates of the future growth in our cash flows and future working capital needs to support our projected growth. Should circumstances change causing these assumptions to differ materially than expected, our goodwill may become impaired, resulting in a material adverse effect on our operating margins.

For a more comprehensive list of our accounting policies, including those which involve varying degrees of judgment, see Note 3—"Significant Accounting Policies" of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Fiscal Year Ended September 30,					
(Amounts in thousands)	2004		2003		2002	
Revenue	$762,009	100.0%	$607,501	100.0%	$540,716	100.0%
Cost of sales	573,616	75.3%	459,729	75.7%	416,137	77.0%
Gross profit	188,393	24.7%	147,772	24.3%	124,579	23.0%
Selling, general, and administrative expenses	139,470	18.3%	113,299	18.7%	95,567	17.7%
Income from operations	48,923	6.4%	34,473	5.7%	29,012	5.3%
Interest expense, net	6,499	0.9%	2,471	0.4%	1,264	0.2%
Income before tax provision	42,424	5.6%	32,002	5.3%	27,748	5.1%
Income tax provision	16,126	2.1%	12,321	2.0%	10,683	2.0%
Net income	$ 26,298	3.5%	$19,681	3.2%	$17,065	3.1%

Fiscal Year Ended September 30, 2004 Compared with Fiscal Year Ended September 30, 2003

Revenue. Revenue increased $154.5 million, or 25.4%, to $762.0 million for the fiscal year ended September 30, 2004 from $607.5 million for the fiscal year ended September 30, 2003. Of this increase, $30.1 million was attributable to stores opened or acquired that were not eligible for inclusion in the comparable-store base and $124.4 million was attributable to a 20.7% growth in comparable-store sales in fiscal 2004. The increase in comparable-store sales in fiscal 2004 resulted primarily from an increase of approximately $117.5 million in boat sales, primarily sales from existing product lines of approximately $71.5 million and sales from new product lines added over the past 24 months of approximately $46.0 million. These increases in boat sales helped generate increases in sales of our finance, insurance, parts, and service products of approximately $6.9 million.

Gross Profit. Gross profit increased $40.6 million, or 27.5%, to $188.4 million for the fiscal year ended September 30, 2004 from $147.8 million for the fiscal year ended September 30, 2003. Gross profit margin as a percentage of revenue increased to 24.7% in fiscal 2004 from 24.3% in fiscal 2003. This increase was primarily attributable to an increase in smaller, higher margin boat sales, a general increase in gross profit margins of most categories of boat sales, and incremental improvements in finance, insurance, brokerage, parts, and service revenues, which generally yield higher gross profits than boat sales. Gross profit as a percentage of revenue increased by approximately 0.2% as a result of the implementation of EITF 02-16, which requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $26.2 million, or 23.1%, to $139.5 million for the fiscal year ended September 30, 2004 from $113.3 million for the fiscal year ended September 30, 2003. This increase was primarily attributable to additional expenses, including marketing, incurred by our comparable-store locations associated with the comparable-store sales increase and approximately $600,000 to protect and repair our facilities and inventories from hurricanes in fiscal 2004. Selling, general, and administrative expenses as a percentage of revenue decreased to 18.3% in fiscal 2004 from 18.7% in fiscal 2003. The decrease in selling, general, and administrative expenses as a percentage of revenue was attributable to additional leveraging of our expense structure due to our comparable-store sales increase, partially offset by the hurricane related expenses and stores opened or acquired that operate at a higher expense structure than our other locations.

Interest Expense. Interest expense increased $4.0 million, or 160.0%, to $6.5 million for the fiscal year ended September 30, 2004 from $2.5 million for the fiscal year ended September 30, 2003. Interest expense as a percentage of revenue increased to 0.9% in fiscal 2004 from 0.4% in fiscal 2003. The increase in total interest charges was a result of the implementation of EITF 02-16, which increased interest expense by approximately $2.7 million. Additionally, interest expense increased by approximately $1.3 million as a result of additional borrowings associated with our revolving credit facility and mortgages, partially offset by a more favorable interest rate environment.

Income Tax Provision. Income taxes increased $3.8 million, or 30.9%, to $16.1 million for the fiscal year ended September 30, 2004 from $12.3 million for the fiscal year ended September 30, 2003 as a result of increased earnings. Our effective tax rate decreased to 38.0% for the fiscal year ended September 30, 2004 from 38.5% for the fiscal year ended September 30, 2003 as a result of a review of our effective tax rate calculation for the jurisdictions in which we currently operate.

Fiscal Year Ended September 30, 2003 Compared with Fiscal Year Ended September 30, 2002

Revenue. Revenue increased $66.8 million, or 12.4%, to $607.5 million for the fiscal year ended September 30, 2003 from $540.7 million for the fiscal year ended September 30, 2002. Of this increase, $35.8 million was attributable to stores opened or acquired that were not eligible for inclusion in the comparable-store base and $31.0 million was attributable to a 6% growth in comparable-store sales in fiscal 2003. The increase in comparable-store sales in fiscal 2003 resulted primarily from an increase of approximately $19.3 million in boat sales, primarily sales from our new product lines and the timing of certain yacht sales, and approximately $11.7 million in increased sales of our finance, insurance, parts, and service products.

Gross Profit. Gross profit increased $23.2 million, or 18.6%, to $147.8 million for the fiscal year ended September 30, 2003 from $124.6 million for the fiscal year ended September 30, 2002. Gross profit margin as a percentage of revenue increased to 24.3% in fiscal 2003 from 23.0% in fiscal 2002. This increase was primarily attributable to an increase in finance and insurance, parts and service revenue, which generally yield higher gross margins than boat sales. In addition, less margin pressure on smaller boats also contributed to the gross profit increase. This increase was partially offset by an increase in sales of larger boats, which historically carry lower gross profits.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $17.7 million, or 18.6%, to $113.3 million for the fiscal year ended September 30, 2003 from $95.6 million for the fiscal year ended September 30, 2002. Selling, general, and administrative expenses as a percentage of revenue increased to 18.7% in fiscal 2003 from 17.7% in fiscal 2002. The increase in selling, general, and administrative expenses as a percentage of revenue was attributable to additional costs associated with marketing and an increased level of operations compared to that of the prior year.

Interest Expense, Net. Interest expense, net increased $1.2 million, or 95.5%, to $2.5 million for the fiscal year ended September 30, 2003 from $1.3 million for fiscal year ended September 30, 2002. Interest expense, net as a percentage of revenue, increased to 0.4% in fiscal 2003 from 0.2% in fiscal 2002. The increase in total interest charges was a result of increased long-term borrowings associated with mortgages on facilities and equipment, which increased interest expense by approximately $500,000, and the implementation of EITF 02-16, which increased interest expense by approximately $1.0 million. This increase was partially offset by a more favorable interest rate environment associated with our variable rate debt, which reduced interest expense by approximately $300,000.

Income Tax Provision. Income taxes increased $1.6 million, or 15.3%, to $12.3 million for the fiscal year ended September 30, 2003 from $10.7 million for fiscal year ended September 30, 2002. Our effective tax rate remained constant at 38.5% in fiscal 2003 and fiscal 2002.

QUARTERLY DATA AND SEASONALITY

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories, and related short-term borrowings, in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January stimulates boat sales and allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year. Our business could become substantially more seasonal as we acquire dealers that operate in colder regions of the United States.

The following table sets forth certain unaudited quarterly financial data for each of our last eight quarters. The information has been derived from unaudited financial statements that we believe reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such quarterly financial information.

The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

(Amounts in thousands except share and per share data)	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
Revenue	$183,305	$219,729	$202,316	$156,659	$163,290	$187,173	$159,063	$97,975
Cost of sales	130,206	164,691	157,160	121,559	117,118	143,469	124,822	74,320
Gross profit	53,099	55,038	45,156	35,100	46,172	43,704	34,241	23,655
Selling, general, and administrative expenses	38,584	36,602	34,269	30,015	32,849	29,278	27,370	23,802
Income (loss) from operations	14,515	18,436	10,887	5,085	13,323	14,426	6,871	(147)
Interest expense, net	1,633	1,706	1,701	1,459	939	683	216	633
Income (loss) before tax provision	12,882	16,730	9,186	3,626	12,384	13,743	6,655	(780)
Tax provision (benefit)	4,869	6,324	3,537	1,396	4,768	5,291	2,562	(300)
Net income (loss)	$ 8,013	$ 10,406	$ 5,649	$ 2,230	$ 7,616	$ 8,452	$ 4,093	$ (480)
Net income (loss) per share: Diluted	$ 0.48	$ 0.61	$ 0.34	$ 0.14	$ 0.48	$ 0.54	$ 0.26	$ (0.03)
Weighted average number of shares: Diluted	16,717,805	16,937,505	16,728,845	16,280,368	15,950,257	15,656,203	15,541,897	15,537,053

LIQUIDITY AND CAPITAL RESOURCES

Our cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through acquisitions and new store openings. We regularly monitor the aging of our inventories and current market trends to evaluate our current and future inventory needs. This evaluation is also used in conjunction with our review of our current and expected operating performance and expected growth to determine the adequacy of our financing needs. These cash needs have historically been financed with cash generated from operations and borrowings under our line of credit facility. We currently depend upon dividends, other payments from our consolidated operating subsidiaries, and our line of credit facility to fund our current operations and meet our cash needs. Currently, no agreements exist that restrict this flow of funds from our operating subsidiaries.

For the fiscal years ended September 30, 2004, 2003, and 2002, we generated cash flows from operating activities of approximately $21.0 million, $27.2 million, and $4.2 million, respectively. In addition to net income, cash provided by operating activities was due primarily to inventory management, including the management of inventory financing and an increase in accounts payable due to the timing of certain payments to our manufacturers.

For the fiscal years ended September 30, 2004, 2003, and 2002, cash used in investing activities was approximately $23.3 million, $19.4 million, and $22.3 million, respectively. Cash used in investing activities was primarily attributable to cash used in business acquisitions and to purchase property and equipment associated with opening new, improving existing, or relocating existing retail facilities.

For the fiscal years ended September 30, 2004 and 2002, cash provided by financing activities was approximately $6.9 million and $12.4 million, respectively. For the fiscal year ended September 30, 2003, cash used in financing activities approximated $1.6 million. For the fiscal years ended September 30, 2004 and 2002, cash provided by financing activities was primarily attributable to proceeds from borrowings on long-term debt (mortgages) on equipment and real estate acquired, common shares issued upon the exercise of stock options and stock purchases under our Employee Stock Purchase Plan, partially offset by repayments of long-term debt. For the fiscal year ended September 30, 2003, cash used in financing activities was primarily attributable to repayments of long-term debt, partially offset by common shares issued upon the exercise of stock options and stock purchases under our Employee Stock Purchase Plan.

As of September 30, 2004, our indebtedness totaled approximately $179.2 million, of which approximately $26.2 million was associated with our real estate holdings and $153.0 million was associated with financing our inventory and working capital needs.

In December 2001, we entered into a revolving credit facility that provided a line of credit with asset-based borrowing availability of up to $220 million. The facility also allowed us $20 million in traditional floorplan borrowings. The facility, which had a three-year term with two one-year renewal options, replaced four separate line of credit facilities. In November 2002, we exercised one of the two one-year renewal options, which the bank approved, extending the maturity date to December 2005. The facility accrued interest at a rate of LIBOR plus 175 to 260 basis points, which was determined in accordance with a Performance Pricing grid, as defined in the credit facility. Borrowings under the facility were pursuant to a borrowing base formula and were used primarily for working capital and inventory financing. The terms and conditions of the facility were similar to the terms and conditions of the prior separate line of credit facilities.

In January 2004, we amended the credit facility, which extended the term of, added a lender to, and increased the borrowing availability under the credit facility. The expanded facility provides us with a line of credit with asset based borrowing availability of up to $260 million for working capital and inventory financing and an additional $20 million for traditional floorplan borrowings, all of which are determined pursuant to a borrowing base formula. With the extended term, the credit facility currently matures in December 2006, with two one-year renewal options remaining.

During the fiscal years ended September 30, 2004, 2003, and 2002, we completed the acquisition of seven marine retail operations. We acquired the net assets, related property, and buildings and assumed or retired certain liabilities, including the outstanding floorplan obligations related to new boat inventories, for approximately $32.2 million in cash, including acquisition costs.

Except as specified in this "Management's Discussion and Analysis of Financial Condition, and Results of Operations" and in our consolidated financial statements, we have no material commitments for capital for the next 12 months. We believe that our existing capital resources will be sufficient to finance our operations for at least the next 12 months, except for possible significant acquisitions.

CONTRACTUAL COMMITMENTS AND COMMERCIAL COMMITMENTS

The following table sets forth a summary of our material contractual obligations and commercial commitments as of September 30, 2004:

Year Ending September 30, *(Amounts in thousands)*	Line of Credit	Long-Term Debt	Operating Leases	Total
2005	$153,000	$ 2,885	$ 6,546	$162,431
2006	—	3,020	5,708	8,728
2007	—	3,054	5,264	8,318
2008	—	2,999	4,135	7,134
2009	—	3,157	1,304	4,461
Thereafter	—	11,122	1,711	12,833
Total	$153,000	$26,237	$24,668	$203,905

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share and per share amounts)

	September 30, 2004	September 30, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 15,076	$ 10,508
Accounts receivable, net	24,977	21,757
Inventories, net	283,797	165,382
Prepaid expenses and other current assets	5,966	4,127
Deferred tax assets	3,465	1,528
Total current assets	333,281	203,302
Property and equipment, net	84,507	71,899
Goodwill and other intangible assets, net	55,862	53,144
Other long-term assets	709	810
Total assets	$474,359	$329,155
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 55,841	$ 12,402
Customer deposits	15,917	9,924
Accrued expenses	17,625	14,629
Short-term borrowings	153,000	97,000
Current maturities of long-term debt	2,885	2,344
Total current liabilities	245,268	136,299
Deferred tax liabilities	8,918	6,801
Long-term debt, net of current maturities	23,352	19,999
Total liabilities	277,538	163,099
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.001 par value, 1,000,000 shares authorized, none issued or outstanding at September 30, 2004 and 2003	—	—
Common stock, $.001 par value; 24,000,000 shares authorized, 15,711,012 and 15,401,686 shares issued and outstanding at September 30, 2004 and 2003, respectively	16	15
Additional paid-in capital	70,325	65,235
Retained earnings	127,098	100,806
Treasury stock, at cost, 30,000 shares held at September 30, 2004	(618)	—
Total stockholders' equity	196,821	166,056
Total liabilities and stockholders' equity	$474,359	$329,155

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except share and per share amounts)

	For the Year Ended September 30, 2004	For the Year Ended September 30, 2003	For the Year Ended September 30, 2002
Revenue	$762,009	$607,501	$540,716
Cost of sales	573,616	459,729	416,137
Gross profit	188,393	147,772	124,579
Selling, general, and administrative expenses	139,470	113,299	95,567
Income from operations	48,923	34,473	29,012
Interest expense, net	6,499	2,471	1,264
Income before income tax provision	42,424	32,002	27,748
Income tax provision	16,126	12,321	10,683
Net income	$ 26,298	$ 19,681	$ 17,065
Basic net income per common share	$ 1.69	$ 1.28	$ 1.12
Diluted net income per common share	$ 1.58	$ 1.26	$ 1.10
Weighted average number of common shares used in computing net income per common share:			
Basic	15,585,314	15,337,873	15,270,827
Diluted	16,666,107	15,671,470	15,540,973

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
BALANCE, September 30, 2001	15,221,378	$15	$63,931	$ 64,091	$(344)	$127,693
Net income	—	—	—	17,065	—	17,065
Issuance of treasury stock	53,396	—	(5)	—	326	321
Issuance of common stock	5,159	—	39	—	—	39
Shares issued upon exercise of stock options	5,771	—	72	—	—	72
BALANCE, September 30, 2002	15,285,704	15	64,037	81,156	(18)	145,190
Net income	—	—	—	19,681	—	19,681
Purchase of treasury stock	(15,000)	—	—	—	(134)	(134)
Issuance of treasury stock	17,349	—	(121)	(31)	152	—
Issuance of common stock	60,928	—	640	—	—	640
Shares issued upon exercise of stock options	52,705	—	624	—	—	624
Tax benefit of options exercised	—	—	55	—	—	55
BALANCE, September 30, 2003	15,401,686	15	65,235	100,806	—	166,056
Net income	—	—	—	26,298	—	26,298
Purchase of treasury stock	(32,000)	—	—	—	(678)	(678)
Issuance of treasury stock	2,000	—	—	(6)	60	54
Issuance of common stock	67,988	—	716	—	—	716
Shares issued upon exercise of stock options	271,338	1	2,964	—	—	2,965
Tax benefit of options exercised	—	—	1,410	—	—	1,410
BALANCE, September 30, 2004	15,711,012	$16	$70,325	$127,098	$(618)	$196,821

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Year Ended September 30, 2004	For the Year Ended September 30, 2003	For the Year Ended September 30, 2002
Cash Flows from Operating Activities:			
Net income	$ 26,298	$ 19,681	$ 17,065
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,273	4,440	3,614
Deferred income taxes	180	1,001	1,570
(Gain) loss on sale of property and equipment	1	(29)	(70)
Tax benefit of options exercised	1,410	55	—
Other	80	275	80
(Increase) decrease in—			
Accounts receivable	(3,220)	(7,356)	(290)
Inventories	(110,369)	8,309	3,531
Prepaid expenses and other assets	(1,640)	148	(2,318)
Increase (decrease) in—			
Accounts payable	43,439	3,025	(1,681)
Customer deposits	5,989	732	1,967
Accrued expenses and other liabilities	2,608	(1,897)	(364)
Short-term borrowings	50,939	(1,186)	(18,942)
Net cash provided by operating activities	20,988	27,198	4,162
Cash Flows from Investing Activities:			
Cash used in business acquisitions, net of cash acquired	(10,232)	(10,716)	(15,022)
Purchases of property and equipment	(10,174)	(8,988)	(7,516)
Proceeds from sale of property and equipment	235	258	287
Net cash used in investing activities	(20,171)	(19,446)	(22,251)
Cash Flows from Financing Activities:			
Borrowings on long-term debt	3,200	—	13,100
Repayments on long-term debt	(2,426)	(2,422)	(1,037)
Purchase of treasury stock	(678)	(134)	—
Issuance of common stock	3,655	989	352
Net cash provided by (used in) financing activities	3,751	(1,567)	12,415
Net (Decrease) Increase in Cash and Cash Equivalents	4,568	6,185	(5,674)
Cash and Cash Equivalents, beginning of period	10,508	4,323	9,997
Cash and Cash Equivalents, end of period	$ 15,076	$ 10,508	$ 4,323
Supplemental Disclosure Information:			
Assumption of debt (primarily inventory financing) in conjunction with businesses acquired and the purchase of property and equipment	$ 3,120	$ 3,000	$ 17,005

See accompanying notes.

1. COMPANY BACKGROUND AND BASIS OF PRESENTATION:

We were incorporated in Delaware in January 1998, and are the largest recreational boat retailer in the United States. We engage primarily in the retail sale, brokerage, and service of new and used boats, motors, trailers, marine parts, and accessories and offer boat storage service, in certain locations. As of September 30, 2004, we operated through 67 retail locations in 16 states, consisting of Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Maryland, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Texas, and Utah.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Meridian, and Hatteras Yachts, all of which are manufactured by Brunswick Corporation (Brunswick), the world's largest manufacturer of marine products. Sales of new Brunswick boats accounted for approximately 60%, 65%, and 65% of our revenue in fiscal 2004, 2003, and 2002, respectively. We believe we represented approximately 10% of all Brunswick marine product sales during the same periods.

We have entered into dealership agreements with Sea Ray, Boston Whaler, Meridian, Hatteras Yachts, Mercury Marine, and Baja Marine Corporation, all subsidiaries or divisions of Brunswick. We also have dealer agreements with Ferretti Group and Bertram. These agreements allow us to purchase, stock, sell, and service these manufacturers' boats and products. These agreements also allow us to use these manufacturers' names, trade symbols, and intellectual properties in our operations.

Each of our operating dealership subsidiaries that carry the Sea Ray product line is a party to a ten-year dealer agreement with Brunswick covering Sea Ray products, and is the exclusive dealer of Sea Ray boats in its geographic markets. The dealer agreement was entered into in 1998. Our subsidiary, MarineMax Motor Yachts, LLC, is a party to a dealer agreement with Hatteras Yachts. The agreement gives us the right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida Panhandle) and the state of Texas, as well as the U.S. distribution rights for Hatteras products over 82 feet. Our subsidiary, MarineMax International, LLC, is a party to a dealer agreement with Ferretti Group and Bertram Yachts. The agreement appoints us as the exclusive dealer for Ferretti Yachts, Pershing, Riva, Apreamare, Mochi Craft, Custom Line, and CRN mega-yachts, yachts and other recreational boats for the United States, Canada, and the Bahamas. The agreement also appoints us as the exclusive dealer for Bertram in the United States (excluding the Florida peninsula and certain portions of New England), Canada, and the Bahamas.

As is typical in the industry, we deal with manufacturers, other than the Sea Ray division of Brunswick, Ferretti Group, and Bertram, under renewable annual dealer agreements, each of which gives us the right to sell various makes and models of boats within a given geographic region. Any change or termination of these agreements for any reason, including changes in competitive, regulatory, or marketing practices, including rebate or incentive programs, could adversely affect our results of operations. Although there are a limited number of manufacturers of the type of boats and products that we sell, we believe that other suppliers could provide similar boats and products on comparable terms. A change in suppliers, however, could cause a loss of revenue, which would affect operating results adversely.

In order to maintain consistency and comparability between periods presented, certain amounts may have been reclassified from the previously reported consolidated financial statements to conform to the consolidated financial statement presentation of the current period. The consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

2. ACQUISITIONS:

We conducted no operations until the acquisition of five independent recreational boat dealers on March 1, 1998. Since the initial acquisitions in March 1998, we have acquired 18 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including, in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. The following are the acquisitions we have completed during the fiscal years ending September 30, 2004, 2003, and 2002.

During June 2004, we purchased inventory, certain equipment and assumed certain liabilities from the previous Jacksonville, Florida-based Sea Ray dealer (Jacksonville) for the sport boat and sport cruiser product lines for approximately $900,000 in cash, including acquisition costs. The purchase enhanced our ability to serve customers in the northeast Florida boating community by adding the sport boat and sport cruiser product lines to our existing Sea Ray product offerings. The acquisition resulted in the recognition of approximately $240,000 in tax deductible goodwill, including acquisition costs, and approximately $450,000 in tax deductible indefinite-lived intangible assets (dealer agreements). Jacksonville has been included in our consolidated financial statements since the date of acquisition.

During June 2004, we acquired substantially all of the assets, including real estate, and assumed certain liabilities of Imperial Marine (Imperial), a privately held boat dealership with locations in Baltimore and the northern Chesapeake area of Maryland, for approximately $9.3 million in cash, including acquisition costs, and approximately $450,000 held in escrow. Imperial operates a highway location and a marina on the Gunpowder River. Imperial generated approximately $12.0 million of revenue in its last completed fiscal year prior to the acquisition. The acquisition expands our ability to serve consumers in the Mid-Atlantic United States boating community. Additionally, the acquisition allows us to capitalize on Imperial's market position and leverage our inventory management and inventory financing resources over the acquired locations. The acquisition resulted in the recognition of approximately $1.1 million in tax deductible goodwill, including acquisition costs, and approximately $580,000 in tax deductible indefinite-lived intangible assets (dealer agreements). Imperial has been included in our consolidated financial statements since the date of acquisition.

During October 2003, we acquired substantially all of the assets and assumed certain liabilities of Emarine International, Inc. and Steven Myers, Inc. (Emarine), a privately held boat dealership located in Fort Lauderdale, Florida, for approximately $305,000 in cash. The acquisition resulted in the recognition of approximately $300,000 in tax deductible goodwill, including acquisition costs. The acquisition provides us with an established retail location to sell the newly offered Ferretti Group products in the southeast Florida boating community. The asset purchase agreement contains an earn out provision, which may impact the final purchase price annually, based on the future profits of the location through September 2005, assuming certain conditions and provisions are met. Based on these conditions and provisions, there was no earn out for fiscal 2004. In August 2004, the earn out provisions were modified withdrawing the requirements for any future earn out payments. Emarine has been included in our consolidated financial statements since the date of acquisition.

During September 2003, we acquired substantially all of the assets and assumed certain liabilities of Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc., a privately held boat dealership with locations in Ft. Walton Beach and Pensacola, Florida and Gulf Shores, Alabama, for approximately $2.3 million in cash, including acquisition costs. The acquisition resulted in the recognition of approximately $600,000 in tax deductible goodwill, including acquisition costs, and approximately $300,000 in tax deductible indefinite-lived intangible assets (dealer agreements). The acquisition expands our ability to serve consumers in the Alabama and Florida panhandle boating communities. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. Killinger Marine has been included in our consolidated financial statements since the date of acquisition.

During June 2003, we acquired substantially all the assets and assumed certain liabilities of Sundance Marine, Inc., a privately held boat dealership with locations in Denver and Grand Junction, Colorado, for approximately $3.3 million in cash, including acquisition costs. The acquisition resulted in the recognition of approximately $1.7 million in tax deductible goodwill, including acquisition costs, and approximately $900,000 in tax deductible indefinite-lived intangible assets (dealer agreements). The acquisition expands our ability to serve consumers in the western United States boating community. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. The asset purchase agreement contains an earn out provision, which will impact the final purchase price annually, based on the future profits of the region through September 2008, assuming certain conditions and provisions are met. Based on these conditions and provisions, the fiscal 2004 earn out was approximately $2,500 and was accounted for as an adjustment to the recognized amount of tax deductible goodwill. Sundance Marine has been included in our consolidated financial statements since the date of acquisition.

During July 2002, we purchased inventory and certain equipment from the previous San Diego-based Sea Ray dealer (San Diego) for approximately $100,000 in cash, including acquisition costs, and assumed certain liabilities. The acquisition resulted in the recognition of approximately $100,000 in tax deductible goodwill, including acquisition costs. This purchase enhanced our ability to serve consumers in the western United States. San Diego has been included in our consolidated financial statements since the date of acquisition.

During April 2002, we acquired the net assets of Gulfwind Marine Partners, Inc. and Affiliates (Gulfwind), including related property and buildings, for approximately $16.0 million in cash, including acquisition costs, and assumed certain liabilities. Gulfwind operates sales and service facilities located in Sarasota, Venice, and Cape Haze, Florida. Gulfwind generated approximately $60.0 million of revenue in its last completed fiscal year prior to the acquisition. The acquisition expanded our ability to serve consumers in the west Florida boating community. Additionally, the acquisition further allows us to leverage our inventory management and inventory financing resources over the acquired locations. The acquisition resulted in the recognition of approximately $6.2 million in tax deductible goodwill, including acquisition costs, and approximately $3.3 million in tax deductible indefinite-lived intangible assets (dealer agreements). Gulfwind has been included in our consolidated financial statements since the date of acquisition.

The unaudited pro forma results of operations are presented for informational purposes only. The unaudited pro forma results of operations include an adjustment to record income taxes as if the significant acquisitions were taxed as C corporations from the beginning of the period presented until their respective acquisition dates. The unaudited pro forma results of operations do not include adjustments to remove certain private company expenses, which will not be incurred in future periods. The unaudited pro forma results of operations may not necessarily reflect our future results of operations or what the results of operations would have been had we owned and operated these businesses as of the beginning of the period presented.

Our unaudited pro forma consolidated results of operations, assuming all significant fiscal 2002 acquisitions had occurred at the beginning of the period presented, is as follows for the fiscal year ended September 30,

(Amounts in thousands except earnings per share)	2002
Revenue	$566,036
Net income	$ 17,134
Basic earnings per share	$ 1.12
Diluted earnings per share	$ 1.10

Pro forma results of operations have not been presented with respect to any of the fiscal 2004 or 2003 acquisitions, as the effects of those acquisitions were not significant on either an individual or an aggregate basis in the related acquisition year.

3. SIGNIFICANT ACCOUNTING POLICIES:

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, we consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

We made interest payments of approximately $6.5 million, $5.2 million, and $5.2 million for the years ended September 30, 2004, 2003, and 2002, respectively, including interest on debt to finance our real estate holdings and new boat inventory. We made income tax payments of approximately $16.2 million, $9.1 million, and $7.5 million for the years ended September 30, 2004, 2003, and 2002, respectively.

Vendor Consideration Received

We account for consideration received from our vendors in accordance with Emerging Issues Task Force Issue No. 02-16, "*Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*" (EITF 02-16). EITF 02-16 most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Additionally, based on the requirements of our co-op assistance programs from our manufacturers, EITF 02-16 permits the netting of the assistance against related advertising expenses. We adopted EITF 02-16 during the quarter ended December 31, 2002 and determined that the standard impacted our accounting for certain consideration received from vendors beginning July 1, 2003 with the renewal of and amendments to our dealer agreements with the manufacturers of our products. As a result of applying this standard and reviewing our new and existing contracts during the years ended September 30, 2004 and 2003, interest assistance of approximately $4.8 million and $700,000, respectively, was recorded as a reduction of inventory and cost of sales, with cost of sales decreasing by approximately $2.5 million and $700,000 during the years ended September 30, 2004 and 2003, respectively.

Inventories

Inventory costs consist of the amount paid to acquire the inventory, the cost of equipment added, reconditioning costs and transportation costs relating to relocating inventory prior to sale. New and used boat, motor, and trailer inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market. Based on the agings of the inventories and our consideration of current market trends, we maintain a valuation allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2004 or 2003.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation, and are depreciated over their estimated useful lives using the straight-line method. Useful lives for purposes of computing depreciation are as follows:

	Years
Buildings and improvements	5–40
Machinery and equipment	3–10
Furniture and fixtures	5–10
Vehicles	5

The cost of property and equipment sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is included in the consolidated statements of operations. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and improvements are capitalized and amortized over their useful lives.

Goodwill and Other Intangible Assets

We account for goodwill and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires business combinations to be accounted for using the purchase method of accounting and identifiable intangible assets acquired in a business combination to be recognized as assets and reported separately from goodwill. We have determined that our most significant acquired identifiable intangible assets are the dealer agreements, which are indefinite-lived intangible assets. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. SFAS 142 was effective for fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. We elected to early-adopt SFAS 142 as of the beginning of fiscal 2002.

SFAS 142 required the completion of a transitional impairment test within six months from the date of initial adoption. We completed the transitional impairment test, which resulted in no impairment of goodwill or identifiable intangible assets as of the date of adoption. SFAS 142 also requires that we assess the impairment of identifiable intangible assets and goodwill at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed the annual impairment test during the fourth quarter of fiscal 2004, based on financial information as of the third quarter of fiscal 2004, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in the application of SFAS 142.

There was no goodwill amortization expense for the fiscal years ended September 30, 2004, 2003, and 2002. Accumulated amortization of goodwill was approximately $2.6 million at September 30, 2004 and 2003.

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144), requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is permanent and may not be restored. To date, we have not recognized any impairment of long-lived assets in connection with SFAS 144.

Customer Deposits

Customer deposits primarily include amounts received from customers toward the purchase of boats. We recognize these deposits as revenue upon delivery or acceptance of the related boats to customers.

Insurance

We retain varying levels of risk relating to the insurance policies we maintain, most significantly workers' compensation insurance and employee medical benefits. As a result, we are responsible for the claims and losses incurred under these programs, limited by per occurrence deductibles and paid claims or losses up to pre-determined maximum exposure limits. Any losses above the pre-determined exposure limits are paid by our third-party insurance carriers. We estimate our future losses using our historical loss experience, our judgment, and industry information.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales and parts, service, and storage operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize revenue from slip and storage services on a straight-line basis over the term of the slip or storage agreement. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when the related boat sale is recognized. We also recognize marketing fees earned on credit life, accident and disability, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution or when the related boat sale is recognized. Pursuant to negotiated agreements with financial and insurance institutions, we are charged back for a portion of these fees should the customer terminate or default on the related finance or insurance contract before it is outstanding for a stipulated minimal period of time. The chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2004 or 2003, is based on our experience with repayments or defaults on the related finance or insurance contracts.

We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution, or recognition of the related boat sale. We are charged back for a portion of these commissions should the customer terminate or default on the service contract prior to its scheduled maturity. The chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2004 or 2003, is based upon our experience with repayments or defaults on the service contracts.

Stock-Based Compensation

We account for stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), under which no compensation cost has been recognized in these consolidated financial statements. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and earnings per share for the effects on compensation expense had the fair value method of accounting for stock options and stock purchases been adopted. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model. In March 2003, we adopted the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transitions and Disclosure" (SFAS 148). Under SFAS 148, the pro forma disclosures of stock-based compensation, as if the fair value method had been used, are required in both annual and interim financial statements.

Had compensation cost been determined using the fair value method described in SFAS 123, our net income and earnings per share, as reported would have been the following for the fiscal years ended September 30,

(Amounts in thousands except earnings per share)	2004	2003	2002
Net income as reported	$26,298	$19,681	$17,065
Compensation cost, net of related tax effects	$ 1,536	$ 1,215	$ 1,122
Pro forma net income	$24,762	$18,466	$15,943
Basic earnings per share:			
As reported	$ 1.69	$ 1.28	$ 1.12
Pro forma	$ 1.59	$ 1.20	$ 1.04
Diluted earnings per share:			
As reported	$ 1.58	$ 1.26	$ 1.10
Pro forma	$ 1.51	$ 1.20	$ 1.04

See Note 12—"Stock Option and Purchase Plans" for further discussion and assumptions used to calculate the above pro forma information.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred and are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. Based on the requirements of our co-op assistance programs from our manufacturers, EITF 02-16 permits the netting of the assistance against the related advertising expenses. Total advertising and promotional expenses approximated $10.0 million, $8.3 million, and $7.0 million, net of related co-op assistance of approximately $1.8 million, $1.1 million, and $1.4 million for the years ended September 30, 2004, 2003, and 2002, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46(R), "Consolidation of Variable Interest Entities" (FIN 46(R)). FIN 46(R) is a revision to and supersedes Interpretation 46, "Consolidation of Variable Interest Entities" (FIN 46), which was issued in January 2003. FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the exposure to expected losses of the variable interest entity. Either FIN 46 or FIN 46(R) applies to variable interest entities or potential variable interest entities commonly referred to as special purpose entities by the end of the first fiscal year or interim period ending after December 15, 2003. FIN 46(R) applies to all variable interest entities by the end of the first fiscal year or interim period ending after March 15, 2004. We do not expect the issuance of FIN 46(R) to have a material impact on our consolidated financial statements.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to cash and cash equivalents are limited primarily to financial institutions. Concentrations of credit risk arising from receivables are limited primarily to manufacturers and financial institutions.

Fair Value of Financial Instruments

The carrying amount of our financial instruments approximates fair value due either to length of maturity or existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. The estimates made by us in the accompanying consolidated financial statements relate to valuation allowances, valuation of goodwill and intangible assets, valuation of long-lived assets, and valuation of accruals. Actual results could differ from those estimates.

4. ACCOUNTS RECEIVABLE:

Trade receivables consist primarily of receivables from financial institutions, which provide funding for customer boat financing, and amounts due from financial institutions earned from arranging financing with our customers. These receivables are normally collected within 30 days of the sale. Trade receivables also include amounts due from customers on the sale of boats, parts, service, and storage. Amounts due from manufacturers represent receivables for various manufacturer programs and parts and service work performed pursuant to the manufacturers' warranties.

The allowance for uncollectible receivables, which was not material to the consolidated financial statements taken as a whole as of September 30, 2004 or 2003, is based on our consideration of customer payment practices, past transaction history with customers, and economic conditions. We review the allowance for uncollectible receivables when a future event or other change in circumstances results in a change in the estimate of the ultimate collectibility of a specific account.

The accounts receivable balances consisted of the following as of September 30,

(Amounts in thousands)	2004	2003
Trade receivables	$ 17,012	$ 14,453
Amounts due from manufacturers	6,930	6,234
Other receivables	1,035	1,070
	$ 24,977	$ 21,757

5. INVENTORIES:

Inventories consisted of the following as of September 30,

(Amounts in thousands)	2004	2003
New boats, motors and trailers	$243,347	$134,200
Used boats, motors and trailers	33,102	26,661
Parts, accessories and other	7,348	4,521
	$283,797	$165,382

6. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of September 30,

(Amounts in thousands)	2004	2003
Land	$ 25,629	$ 22,174
Buildings and improvements	51,948	43,302
Machinery and equipment	17,561	15,083
Furniture and fixtures	9,857	8,654
Vehicles	4,826	3,814
	109,821	93,027
Less—Accumulated depreciation	(25,314)	(21,128)
	$ 84,507	$ 71,899

7. GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill and identifiable intangible assets are accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires business combinations to be accounted for using the purchase method of accounting and identifiable intangible assets acquired in a business combination to be recognized as assets and reported separately from goodwill. We have determined that our most significant acquired identifiable intangible assets are the dealer agreements, which are indefinite-lived intangible assets. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. SFAS 142 was effective for fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. We elected to early-adopt SFAS 142 as of the beginning of fiscal 2002.

SFAS 142 required the completion of a transitional impairment test within six months from the date of initial adoption. We completed the transitional impairment test, which resulted in no impairment of goodwill or identifiable intangible assets as of the date of adoption. SFAS 142 also requires that we assess the impairment of identifiable intangible assets and goodwill at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed the annual impairment test during the fourth quarter of fiscal 2004, based on financial information as of the third quarter of fiscal 2004, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in the application of SFAS 142.

The changes in the carrying amounts of identifiable intangible assets and net goodwill for the fiscal years ended September 30, were as follows:

(Amounts in thousands)	Goodwill	Identifiable Intangible Assets
Balance, September 30, 2002	$46,313	$3,276
Additions through acquisitions during the period	2,326	1,229
Balance, September 30, 2003	48,639	4,505
Additions through acquisitions during the period	1,683	1,035
Balance, September 30, 2004	**$50,322**	**$5,540**

8. SHORT-TERM BORROWINGS:

In December 2001, we entered into a revolving credit facility with four financial institutions that provided us a line of credit with asset-based borrowing availability of up to $220 million. The facility also allowed us $20 million in traditional floorplan borrowings. The facility had a three-year term, with two one-year renewal options. During December 2002, we exercised one of the two one-year renewal options, which the bank approved, extending the maturity date to December 2005. The facility accrued interest at a rate of LIBOR plus 175 to 260 basis points, which was determined in accordance with a Performance Pricing grid, as defined in the credit facility. Borrowings under the facility were pursuant to a borrowing base formula and were used primarily for working capital and inventory financing.

In January 2004, we amended the credit facility which extended the term of, added a lender to, and increased the borrowing availability under the credit facility. The expanded facility provides us with a line of credit with asset-based borrowing availability of up to $260 million for working capital and inventory financing and an additional $20 million for traditional floorplan borrowings, all of which are determined pursuant to a borrowing base formula. The credit facility requires us to satisfy certain covenants, including maintaining a tangible net worth ratio. As of September 30, 2004, we were in compliance with all of the covenants. With the extended term, the credit facility currently matures in December 2006, with two one-year renewal options remaining.

Short-term borrowings as of September 30, 2004 and 2003 were $153.0 million and $97.0 million, respectively. The additional available borrowings under the credit facility at September 30, 2004 were approximately $65.9 million. At September 30, 2004 and 2003, the interest rate on the outstanding short-term borrowings was 3.4% and 2.9%, respectively. Generally, our short-term borrowings are collateralized by certain accounts receivable and inventories.

As is common in our industry, we receive interest assistance directly from boat manufacturers, including Brunswick. The interest assistance programs vary by manufacturer and generally include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to us or our lender depending on the arrangements the manufacturer has established. We adopted EITF 02-16 during the quarter ended December 31, 2002, which most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. See Note 3—"Significant Accounting Policies—Vendor Consideration Received" for further discussion of the adoption of this standard.

9. LONG-TERM DEBT:

Long-term debt consisted of the following as of September 30,

(Amounts in thousands)	2004	2003
Various mortgage notes payable to financial institutions, due in monthly installments ranging from $800 to $9,000, bearing interest at rates ranging from 5.96% to 9.79%, maturing February 2006 through September 2006, collateralized by machinery, equipment, and real estate	$ 1,268	$ 1,333
Various mortgage notes payable to financial institutions, due in monthly installments ranging from $25,800 to $51,000, bearing interest at rates ranging from 3.34% to 3.79%, maturing May 2007 through July 2014, collateralized by certain vehicles and machinery, equipment, and real estate	13,210	8,002
Various mortgage notes payable to financial institutions, due in monthly installments ranging from $37,600 to $59,700, bearing interest at a rates ranging from 6.75% to 7.75%, maturing September 2010 through July 2012, collateralized by certain vehicles and machinery, equipment, and real estate	11,759	13,088
	26,237	22,343
Less—Current maturities	(2,885)	(2,344)
	$23,352	$19,999

The aggregate maturities of long-term debt were as follows at September 30, 2004:

(Amounts in thousands)	
2005	$ 2,885
2006	3,020
2007	3,054
2008	2,999
2009	3,157
Thereafter	11,122
Total	$26,237

10. INCOME TAXES:

The components of our provision for income taxes consisted of the following for the fiscal years ended September 30,

(Amounts in thousands)	2004	2003	2002
Current provision:			
Federal	$14,310	$10,074	$ 8,243
State	1,636	1,246	870
Total current provision	15,946	11,320	9,113
Deferred provision:			
Federal	$ 164	$ 910	$ 1,427
State	16	91	143
Total deferred provision	180	1,001	1,570
Total income tax provision	$16,126	$12,321	$10,683

Below is a reconciliation of the statutory federal income tax rate to our effective tax rate for the fiscal years ended September 30,

	2004	2003	2002
Federal tax provision	35.0%	35.0%	35.0%
State tax provision, net of federal benefit	2.8%	3.5%	3.3%
Other	0.2%	0.0%	0.2%
Effective tax rate	38.0%	38.5%	38.5%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The components of deferred taxes as of September 30, were as follows:

(Amounts in thousands)	2004	2003
Current deferred tax assets (liabilities):		
Inventories	$ 1,073	$ (38)
Accrued expenses	2,392	1,566
Net current deferred tax assets	$ 3,465	$ 1,528
Long-term deferred tax assets (liabilities):		
Depreciation and amortization	$(9,052)	$(6,912)
Other	134	111
Net long-term deferred tax liabilities	$(8,918)	$(6,801)

As of September 30, 2004, we estimated that it is more likely than not that we will recognize the benefit of our deferred tax assets and, accordingly, no valuation allowance has been recorded.

11. STOCKHOLDERS' EQUITY:

In November 2000, our Board of Directors approved a share repurchase plan allowing our company to repurchase up to 300,000 shares of our common stock. Under the plan, we may buy back common stock from time to time in the open market or in privately negotiated blocks, dependant upon various factors, including price and availability of the shares, and general market conditions. As of September 30, 2004, we have purchased an aggregate of 128,413 shares of common stock under the plan for an aggregate purchase price of approximately $1.3 million. As of September 30, 2004, 89,611 and 8,802 of those repurchased shares have been reissued in conjunction with our Employee Stock Purchase Plan and our Incentive Stock Plan, respectively.

12. STOCK OPTION AND PURCHASE PLANS:

On April 5, 1998 and April 30, 1998, respectively, the Board of Directors adopted and the stockholders approved the following stock plans:

1998 Incentive Stock Plan (the Incentive Stock Plan)—The Incentive Stock Plan provides for the grant of incentive and non-qualified stock options to acquire our common stock, the grant of common stock, the grant of stock appreciation rights, and the grant of other cash awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to us. A maximum of the lesser of 4,000,000 shares or 20% of the then outstanding shares of our common stock may be issued under the Incentive Stock Plan. The Incentive Stock Plan terminates in April 2008, and options may be granted at any time during the life of the Incentive Stock Plan. The date on which options vest and the exercise prices of options are determined by the Board of Directors or the Plan Administrator. The Incentive Stock Plan also includes an Automatic Grant Program providing for the automatic grant of options (Automatic Options) to our non-employee directors.

The fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the fiscal years ended September 30,

	2004	2003	2002
Risk-free interest rate	**5.0%**	5.1%	5.4%
Dividend yield	**0.0%**	0.0%	0.0%
Expected life	**5.4 years**	5.4 years	5.4 years
Volatility	**41.9%**	40.7%	38.8%

Using these assumptions, the fair value of the stock options granted as of September 30, 2004, 2003, and 2002 was approximately $15.2 million, $11.6 million, and $10.0 million, respectively, which would be amortized as compensation expense over the vesting period of the options.

A summary of the status of our stock option plans for the fiscal years ended September 30, was as follows:

	2004		2003		2002	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding beginning of year	**2,324,669**	**$10.31**	2,376,446	$10.55	2,273,209	$10.85
Granted	**514,594**	**$18.56**	395,800	$ 9.96	356,160	$ 8.84
Exercised	**(271,338)**	**$11.51**	(52,705)	$11.85	(5,771)	$12.50
Forfeited	**(122,845)**	**$ 9.91**	(394,872)	$11.24	(247,152)	$10.69
Outstanding end of year	**2,446,095**	**$11.92**	2,324,669	$10.31	2,376,446	$10.55

The following table summarizes information about outstanding and exercisable stock options at September 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 7.00–11.00	1,205,658	6.3	$ 8.73	306,043	$ 9.03
$11.01–15.00	760,937	4.4	$12.57	510,128	$12.53
$15.01–19.00	396,500	8.9	$17.80	—	$ —
$19.01–23.00	38,500	9.5	$20.41	—	$ —
$23.01–27.00	18,500	9.5	$25.85	—	$ —
$27.01–31.00	26,000	9.6	$28.51	—	$ —
	2,446,095	6.3	$11.92	816,171	$11.21

Generally, the options granted have a term of 10 years from the grant date and vest 20% per annum beginning at the end of year three.

During the fiscal year ended September 30, 2004, all warrants issued in conjunction with the fiscal 1999 Boating World acquisition were exercised. The warrants enabled the holder to purchase 40,000 shares of our common stock at $15.00 per share.

Employee Stock Purchase Plan (the Stock Purchase Plan)—The Stock Purchase Plan provides for up to 500,000 shares of common stock to be issued, and is available to all our regular employees who have completed at least one year of continuous service. The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of October in the years 1998 through 2007, with each offering terminating on September 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the common stock on the first day of the offering or (ii) 85% of the closing price of the common stock on the last day of the offering. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $25,000 worth of common stock annually.

13. NET INCOME PER SHARE:

The following is a reconciliation of the shares used in the denominator for calculating basic and diluted earnings per share for the fiscal years ended September 30,

	2004	2003	2002
Weighted-average common shares outstanding used in calculating basic earnings per share	**15,585,314**	15,337,873	15,270,827
Effect of dilutive options	**1,080,793**	333,597	270,146
Weighted-average common and common equivalent shares used in calculating diluted earnings per share	**16,666,107**	15,671,470	15,540,973

Options to purchase 17,460, 860,905, and 1,136,201 shares of common stock were outstanding as of September 30, 2004, 2003, and 2002, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of our common stock.

14. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

We lease certain land, buildings, machinery, equipment, and vehicles related to our dealerships under non-cancelable third-party operating leases. Rental payments, including month-to-month rentals, were approximately $8.9 million, $7.2 million, and $6.5 million for the fiscal years ended September 30, 2004, 2003, and 2002, respectively. Rental payments to related parties under both cancelable and non-cancelable operating leases approximated $385,000 and $367,000 for the fiscal years ended September 30, 2004 and 2003, respectively. There were no rental payments to related parties for the fiscal year ended September 30, 2002.

The rental payments to related parties, under both cancelable and non-cancelable operating leases during fiscal 2004 and 2003, represent rental payments for buildings to an entity partially owned by an officer of our company. We believe the terms of the transaction are consistent with those that we would obtain from third parties.

Future minimum lease payments under non-cancelable operating leases at September 30, 2004 were as follows:

(Amounts in thousands)	
2005	$ 6,546
2006	5,708
2007	5,264
2008	4,135
2009	1,304
Thereafter	1,711
Total	$24,668

Other Commitments and Contingencies

We are party to various legal actions arising in the ordinary course of business. The ultimate liability, if any, associated with these matters was not determinable at September 30, 2004. While it is not feasible to determine the outcome of these actions at this time, we do not believe that these matters will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

We are subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. We believe that we are in compliance with such regulations.

15. EMPLOYEE 401(K) PROFIT SHARING PLANS:

Effective January 1, 2001, we amended our 401(k) Profit Sharing Plan (the Plan). Employees are eligible to participate in the Plan following their 90-day introductory period starting either April 1 or October 1, provided that they are 21 years of age. Under the Plan, we match 50% of participants' contributions, up to a maximum of 5% of each participants' compensation. We contributed, under the Plan, or pursuant to previous similar plans, amounts ranging from approximately $700,000 to approximately $1.1 million for the fiscal years ended September 30, 2004, 2003, and 2002.

16. PREFERRED SHARE PURCHASE RIGHTS:

During September 2001, we adopted a Stockholders' Rights Plan (the Rights Plan) that may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. Under the Rights Plan, a dividend of one Preferred Share Purchase Right was issued for each share of common stock held by the stockholders of record as of the close of business on September 7, 2001. Each right entitles stockholders to purchase, at an exercise price of $50 per share, one-thousandth of a share of a newly created Series A Junior Participating Preferred Stock.

In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer for 15% or more of our common stock is announced or commenced. After any such event, other stockholders may purchase additional shares of our common stock at 50% of the then-current market price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The rights should not interfere with any merger or other business combination approved by the Board of Directors. The rights may be redeemed by us at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of the outstanding common stock. The rights expire on August 28, 2011.

The Rights Plan adoption and Rights Distribution is a non-taxable event with no impact on our financial results.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
MarineMax, Inc.

We have audited the accompanying consolidated balance sheets of MarineMax, Inc. and subsidiaries as of September 30, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MarineMax, Inc. and subsidiaries at September 30, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Tampa, Florida,
November 3, 2004

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been traded on the New York Stock Exchange under the symbol HZO since our initial public offering on June 3, 1998 at $12.50 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange.

	High	Low
2002		
First quarter	$12.65	$ 7.65
Second quarter	$15.40	$10.85
Third quarter	$14.19	$ 9.00
Fourth quarter	$12.95	$ 7.15
2003		
First quarter	$13.08	$ 8.67
Second quarter	$14.50	$ 9.02
Third quarter	$15.43	$12.62
Fourth quarter	$19.90	$14.39
2004		
First quarter	**$28.33**	**$18.10**
Second quarter	**$32.04**	**$23.56**
Third quarter	**$28.59**	**$18.05**
Fourth quarter (through November 30, 2004)	**$30.43**	**$21.50**

On November 30, 2004, the closing sale price of our common stock was $29.40 per share. On November 30, 2004, there were approximately 100 record holders and approximately 4,600 beneficial owners of our common stock.

CORPORATE INFORMATION

Corporate Headquarters
18167 U.S. Highway 19 North
Suite 300
Clearwater, Florida 33764
Telephone: 727-531-1700
Facsimile: 727-524-3954

Listing
NYSE Symbol "HZO"

Annual Stockholders' Meeting
Thursday, February 3, 2005
8:00 AM
MarineMax, Inc.
18167 U.S. Highway 19 North
Suite 300
Clearwater, Florida 33764
Telephone: 727-531-1700

Legal Counsel
Greenberg Traurig
Phoenix, Arizona

Independent Certified Public Accountants
Ernst & Young LLP
Tampa, Florida

Transfer Agent
American Stock Transfer
& Trust Company
New York, New York

GENERAL INFORMATION

Stockholders can obtain annual and quarterly reports filed with the Securities and Exchange Commission along with other corporate information upon written request to Investor Relations at the Corporate Headquarters.

Visit our website for dealer locations, product information, Company background and current news: **http://www.marinemax.com**

Forward-Looking Statement

Certain statements in this annual report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include expectations regarding the strength of our products and the performance of our team; our position in the boating market; and our ability to continue long-term growth and increase stockholder value. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this annual report. These risks include the ability to accomplish goals and strategies, the success of the acquisition program, synergies expected from acquisitions, anticipated revenue enhancements, general economic conditions and the level of consumer spending, the Company's ability to integrate acquisitions into existing operations and numerous other factors identified in the Company's Form 10-K and other filings with the Securities and Exchange Commission.

Certifications

Our Chief Executive Officer and Chief Financial Officer have made financial certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as required, in filings with the Securities and Exchange Commission. In addition, our Chief Executive Officer has certified to the NYSE that he is unaware of any violation by us of the NYSE corporate governance listing standards.


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1 **William H. McGill, Jr.**
Chairman of the Board, Chief Executive Officer and President

2 **Michael H. McLamb**
Executive Vice President, Chief Financial Officer and Secretary

3 **Robert D. Basham**
Chief Operating Officer, Outback Steakhouse, Inc.

4 **Hilliard M. Eure III**
Retired Managing Partner, KPMG, Tampa Bay Practice

5 **John B. Furman, Esq.**
President and Chief Executive Officer, GameTech International, Inc.

6 **Robert S. Kant, Esq.**
Principal Shareholder, Greenberg Traurig

7 **Dean S. Woodman**
Retired Managing Director, ING Baring

EXECUTIVE OFFICERS

1 **William H. McGill, Jr.**
Chairman of the Board, Chief Executive Officer and President

2 **Michael H. McLamb**
Executive Vice President, Chief Financial Officer and Secretary

8 **Kurt M. Frahn**
Vice President of Finance and Treasurer

9 **Jack P. Ezzell**
Vice President and Chief Accounting Officer

10 **Michael J. Aiello**
Vice President

11 **Edward A. Russell**
Vice President

12 **Anthony M. Aisquith**
Vice President



18167 U.S. Highway 19 North, Suite 300
Clearwater, FL 33764
(727) 531-1700 fax (727) 524-3954
www.marinemax.com

I want to go to a place.
Where worries fade in the ripples of a wake.
And time is merely a suggestion.
And no one asks "Are we there yet?"
I want to go where the shortest distance
between two points has never been the point.
Where water, horizon and dreams all meet.
Where I can get to know my kid again.
The one inside me.
I want to go where the end of the day
lies at the end of the dock line.
And life isn't just lived. It's celebrated.
There's a place called happiness.
Not far from here.
I want to go there.

I WANT TO GO BOATING